Exhibit 99.13

AMENDMENT 2012-2

NORDSTROM 401(k) PLAN & PROFIT SHARING

(2008 Restatement)

The Nordstrom 401(k) Plan & Profit Sharing (the “Plan”) is hereby amended by the Nordstrom Board of Directors (“Board”) pursuant to Plan Section 13.1-2 to require the offering of a Nordstrom Company Stock Fund as an investment option under the Plan. The Board views this Amendment as a clarification and ratification of existing policy, rather than a change in policy with regard to the Nordstrom Company Stock Fund.

1.	Section 13.1-5 Retirement Committee is replaced with the following to state that a Nordstrom Company Stock Fund shall be offered as an investment option under the Plan:

  “13.1-5             Retirement Committee.    Subject to the liability limitation under (g), the Retirement Committee established by the Board shall have the powers and duties set forth in the following (a)-(f):

              (a)         Asset Fiduciaries.    To make sure that Plan assets are held, safeguarded, invested and distributed by persons or entities that agree to act as the designated ‘fiduciary’ within the meaning of § 3(21) and other fiduciary provisions of ERISA for purposes of the applicable custodial, trusteeship, investment management or other Plan asset functions.

              (b)         Investment Funds.    To designate investment funds for the investment of Participants’ accounts (the “Funds”), as determined appropriate by the Retirement Committee in consultation with qualified advisors, provided that the Funds shall at all times include the Nordstrom Common Stock Fund. The Nordstrom Common Stock Fund shall be invested primarily in the Company’s common stock. The Nordstrom Common Stock Fund may also be invested in such cash or cash equivalent investments and other types of investments, as the Retirement Committee determines is appropriate to provide liquidity for cash benefit payments and transfers, the payments of administrative expenses, and other expected cash requirements. The Retirement Committee in its discretion may increase or decrease the number of Funds, and may direct the Trustee to add or terminate specific Funds or modify existing Funds, other than the Nordstrom Common Stock Fund. Different Funds may be made available to different groups of Participants, determined on an Employer–by–Employer basis, in the discretion of the Retirement Committee.

              (c)         Investment Policy.      To establish the investment policy and guidelines for investment of Plan assets.

              (d)         Monitor Plan Asset Fiduciaries.    To establish the policies and procedures for periodic reporting by and review of performance by asset fiduciaries, and to implement any changes which such Committee, in its discretion, deems appropriate regarding such policies, procedures or fiduciaries.

              (e)           Monitor Plan Administration.      To establish the policies and procedures for periodic reporting by and review of performance by the Administrator and service providers involved in Plan administration, and to implement any changes which such Committee, in its discretion, deems appropriate regarding Plan administration.

              (f)           Claims Review.    To review and decide, as a committee or by its authorized subcommittee, all appeals of denied claims under Article XVI.

              (g)           Liability Limitation.      The Retirement Committee has no administrative or asset responsibility or control beyond the limited oversight functions set forth above, and, subject only to applicable law, no member of such committee shall be liable for errors, omissions or breaches by any fiduciary or service provider having the actual power and authority to act.”

IN WITNESS WHEREOF, pursuant to proper authority, this Amendment 2012-2 has been executed on behalf of the Company this                  day of                                     , 2012.

NORDSTROM, INC.

By:

Title:	Executive Vice President
Human Resources and Diversity Affairs